

September 9, 2010

Rick D. Puckett
Executive Vice President and Chief Financial Officer
Lance, Inc.
13024 Ballantyne Corporate Place, Suite 900
Charlotte, North Carolina 28277

> **Re: Lance, Inc.**
> **Registration Statement on Form S-4**
> **Filed August 13, 2010**
> **File No. 333-168849**

Dear Mr. Puckett:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please file all required exhibits with your next amendment.

Background of the Merger, page 33

2.   Please expand the description of each event to include material information relevant to the decisions described or actions taken. For example:

- summarize the content and conclusions of any discussions between December 16, 2009 and March 1, 2010 related to the contemplated merger transaction. If no such discussions occurred during this period of time, please so state. In that regard, it is not clear from your disclosure how the discussions between Messrs. Lee and Singer evolved into a discussion of a potential business combination on March 1, 2010.

- expand your disclosure regarding the March 1, 2010 meeting between Messrs. Lee and Singer to describe the discussions regarding the "future roles of certain directors and officers in connection with any potential transaction."

- expand your discussion of the proposed terms of the transaction that you reference in connection with the draft letter of intent transmitted by Lance on May 25, 2010, and the proposed terms that you reference in connection with the discussions or meetings held on May 27, June 9, June 10, and July 14, 2010. In that regard, please clarify how the parties ultimately determined the consideration to be issued to Snyder's shareholders, the amount of the special dividend, and the amount of the termination fee.

- expand your discussion of the "business case and expected synergies" discussed at the May 4, 2010 meeting of the Lance board of directors.

- describe the "views regarding the merger negotiations" expressed by the members of the board during the July 20, 2010 meetings.

3. We note your disclosure on page 34 that Lance and Snyder's jointly engaged Wells Fargo Securities to assist with the proposed transaction. Please provide additional disclosure regarding the nature of the services provided by Wells Fargo Securities in connection with the proposed acquisition.

4. Please expand your description at page 37 of the "potential opportunities related to the proposed merger transaction and the potential for alternative transactions that might be available to Lance" discussed at the July 1, 2010 meeting. If other alternatives or opportunities were considered, please describe each such alternative or opportunity and the reasons for rejection.

Financial Analyses, page 48

5. Please disclose how BofA Merrill Lynch chose the selected publicly traded companies and the selected transactions for its selected publicly traded companies analysis and its selected precedent transactions analysis. With a view toward disclosure, please advise us whether any comparable companies or transactions were excluded from the analysis.

6. We note that the description in the registration statement regarding the material relationships between BofA Merrill Lynch and Lance does not provide a narrative and quantitative description of the fees paid or to be paid to BofA Merrill Lynch and its affiliates by Lance. Please revise your registration statement to provide such disclosure.

Interests of Lance Directors and Executive Officers in the Merger, page 58

7. We note your disclosure regarding the interests of the Lance board members in connection with the merger, including with respect to the special dividend. With a view toward disclosure, please tell us whether you gave any consideration to appointing an independent party in connection with the Lance board's recommendation to its shareholders to approve the issuance of Lance common stock in the merger.

Litigation Related to the Merger, page 74

8. Please provide us with a copy of the "Ward petition."

Unaudited Pro Forma Condensed Combined Financial Statements, page 173

9. We note that in presenting your pro forma statement of income for the six months ended June 26, 2010 you summed Snyder's statements of income for the 12-week quarter ended March 28, 2010 and the 12-week quarter ended June 20, 2010 to reflect a comparable 26-week period.

    Please amend your filing to include a schedule showing the summation of this quarterly financial information. In addition, please disclose the revenues and income of Snyder's 12-week quarter ended March 28, 2010, as well as the nature and extent of any unusual activity reflected in your pro forma statements of income for the year ended December 26, 2009 and the six months ended June 26, 2010 to comply with Rule 11-02(c)(3) of Regulation S-X.

10. Please provide an analysis to support your identification of Lance Inc. as the accounting acquirer. Please be sure to explain your view on each factor identified in FASB ASC 805-10-55-12 and 13.

11. We note that you anticipate utilizing proceeds from borrowings under a newly created credit facility to fund expenses related to the merger, and that your pro forma financial statements reflect this additional liability and the related interest expense. Please expand your disclosure to explain how you concluded that these adjustments were factually supportable and compliant with Rule 11-02(b)(6) of Regulation S-X; and explain to us why you have not disclosed elsewhere in the document details or the terms of this credit facility.

12. Please expand your disclosure at Note (G) to state the interest rate that you have used to compute the additional interest expense you estimate will be incurred for this additional financing. We expect this would be either the current interest rate or the interest rate for which you have a commitment. If the actual interest rate can vary, please disclose the effect on income of a 1/8 percent variance.

Exhibit 8.1

13.   We note your disclosure at page 5 that holders of Lance common stock will not recognize gain or loss as a result of the merger. This appears to be a tax consequence that is material to investors, and that therefore a related tax opinion is required by Item 601(b)(8) of Regulation S-K. Please obtain and file an executed tax opinion that expresses a firm conclusion regarding this tax consequence. In that regard, it is not clear whether the reference in Exhibit 8.1 to the tax consequences to "holders of Lance common stock described in the Registration Statement who receive the Special Dividend" includes the statement at page 95 of the registration statement regarding the tax effects of the merger for Lance stockholders.

14.   In addition, it is not appropriate for the opinion to assume any legal conclusion underlying the opinion. Please obtain and file a revised opinion that does not assume that the merger qualifies as a reorganization within the meaning of Section 368(a) of the Code.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jenifer Gallagher at (202) 551-3706 or Karl Hiller at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Tracey L. McNeil at (202) 551-3392, Laura Nicholson at (202) 551-3584, or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Via Facsimile
        Michael J. Denny, Esq.
        (704) 331-7598